Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

June 30, 2008

Catalyst appoints Bill Dickson to board of directors

Richmond, BC – Catalyst Paper is pleased to announce the appointment of William (Bill) Dickson, Q.C. to its board of directors effective June 9, 2008. Mr. Dickson brings extensive and varied corporate experience to the board as a long-time advisor on forest industry matters.

“Bill’s governance and transactional background will be of great value to our board as Catalyst continues to develop its strategic plans during a period of structural change in our industry,” said Chairman Michel Desbiens, in making the announcement.

Mr. Dickson is Chairman of Fraserwood Industries Ltd., a family-owned timber remanufacturing business, and a former partner of Lawson Lundell LLP where he practised corporate and commercial law for more than 30 years.

He also taught Economic Regulation and Business Law at Dalhousie Law School and lectured on securities law and corporate finance in the Faculty of Law at the University of British Columbia.  In the early 1990s he was resident partner of the Tory Ducharme Lawson Lundell office in Hong Kong.

Mr. Dickson has represented government ministries, agencies and business sectors in a variety of financial and corporate structuring initiatives including public share offerings, merger and acquisitions and joint ventures.

Mr. Dickson is a graduate of Dalhousie and Harvard Law Schools and was appointed Queen’s Counsel in 2004.

Catalyst is a leading producer of specialty printing papers and newsprint, headquartered in Richmond, British Columbia, Canada. The company also produces market kraft pulp and owns western Canada’s largest paper recycling facility. With six mills strategically located within western North America, Catalyst has a combined annual capacity of 2.8 million tonnes of production.  Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Media: Lyn Brown
Vice-President, Corporate Affairs
604-247-4713